UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 001-31708

CAPITOL BANCORP LTD.
(Exact name of registrant as specified in its charter)

200 N. Washington Sq.
Lansing, MI 48933
(517) 487-6555
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)                                        [X]  Rule 12h-3(b)(1)(ii)                                         ☐
Rule 12g-4(a)(2)                                        ☐   Rule 15d-6                                                              ☐
Rule 12h-3(b)(1)(i)                                  ☐

Approximate number of holders of record as of the certification or notice date: Zero (0) holders of record of the Common Stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Capitol Bancorp Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CAPITOL BANCORP LTD.

Date: March 5, 2014	By:	/s/ Cristin K. Reid
Name: Cristin K. Reid
Title: Corporate President